SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 01, 2004
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes        No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes        No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No X
Enclosure: AngloGold Ashanti takes its first steps into Russia

News Release
ANGLOGOLD
ASHANTI
LIMITED
CORPORATE AFFAIRS DEPARTMENT
(formerly AngloGold Limited) 16
TH
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
(Incorporated in the Republic of South Africa) Tel: (+27 11) 637-6261 or Fax: (+27 11) 637-6399/6400
(Registration Number: 1944/017354/06) SJL/CAD/AGA9.04
ISIN Number: ZAE000043485
JSE Sponsor: UBS 01 July 2004
ANGLOGOLD ASHANTI TAKES ITS FIRST STEPS INTO RUSSIA
AngloGold Ashanti Limited announced today that it has agreed to acquire a 29.9% stake in Trans- Siberian Gold plc, through an equity investment of approximately £17.6 million. TSG, admitted to trading on the London Stock Exchange's Alternative Investment Market, is the UK based holding company for the TSG Group's Russian gold business, operated through its four Russian subsidiaries.

The TSG Group has three existing gold projects, Asacha and Rodnikovoe, both in Kamchatka, and Veduga, in the Krasnoyarsk region of Russia, as well as an exploration licence over an extensive area surrounding Veduga (see attached map).

AngloGold Ashanti's investment in TSG will be used to help bring the most advanced of these, the Asacha and Veduga projects, into production, as well as to fund TSG's ongoing exploration and corporate development initiatives. Details of these properties are given in an AngloGold Ashanti release to stock exchanges published today.

The investment will be made through a subscription in two tranches each of approximately 6.13 million newly issued ordinary TSG shares, following which, AngloGold Ashanti is expected to hold a 29.9% shareholding in TSG. In addition to the equity investment, AngloGold Ashanti and TSG have also agreed to form a broader partnership, in terms of which, inter alia, AngloGold Ashanti will have an option to exercise an earn-in right enabling it to acquire a 51% direct interest in any of TSG's new mining or exploration projects.

Commenting on the transaction, Sam Jonah, AngloGold Ashanti's President said that Russia is one of the world's most prospective gold regions (ranked fourth in the world by gold Ore Reserves and fifth by annual gold production), with an established mining tradition. "We are delighted to form this partnership, which helps TSG secure the development of the Asacha project and opens up new horizons for AngloGold Ashanti.

"This is a modest first move by AngloGold Ashanti, and one which we are relatively sure will not be our last. It gives us the opportunity of establishing an association with credible partners familiar with the environment, which is the best way of mitigating the risks which are almost always involved in an initial investment in a new region", Sir Sam said.

RODNIKOVA
ASACHA
Norilsk
Moscow
Russia
Olimpiada
VEDUGA
Vostochnyy
China
Kazakhstan
Japan

Ends
Queries
Tel:
E-mail:
Richard Duffy +27 11 637 6246 rduffy@anglogoldashanti.com
Michael Clements +27 1 637 6647 mclements@anglogoldashanti.com
Charles Carter +1 800 417 9255 cecarter@anglogoldashanti.com
Andrea Maxey +61 8 9425 4604 amaxey@anglogoldashanti.com.au
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward- looking statements. Such statements are only predictions and actual events or results may differ materially. Such statements include, without limitation, those concerning: development of TSG's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, growth prospects and outlook of operations, including the completion and commencement of operations at exploration and production projects, and synergies and other benefits anticipated from investments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from such forward-looking statements, including, without limitation, risks associated with conducting business in Russia, risks associated with holding a minority investment in a business, and the risk factors set forth in our annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 01, 2004
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary